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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2 )*
                                           ---

                        Sylvan Learning Systems, Inc.
                     ----------------------------------
                              (Name of Issuer)

                                   Common
                     ----------------------------------
                       (Title of Class of Securities)

                                 871399101
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 871399101                   13G                 Page  2  of  5  Pages
          ---------                                            ---    ---

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 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The St. Paul Companies, Inc.
     385 Washington Street
     St. Paul, Minnesota 55102                   IRS #41-0518860
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  ( )
                                                              (b)  ( )
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 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota Corporation
-------------------------------------------------------------------------------
   NUMBER OF            (5) SOLE VOTING POWER
    SHARES                  None
 BENEFICIALLY          --------------------------------------------------------
   OWNED BY             (6) SHARED VOTING POWER
     EACH                   The St. Paul Companies, Inc., through its
   REPORTING                wholly-owned subsidiary, St. Paul Fire and Marine
    PERSON                  Insurance Company (F&M) beneficially owns 442,474
     WITH                   shares of common stock by virtue of F&M's ownership
                            of 434,974 shares of common stock and options to
                            purchase 7,500 shares of common which are
                            exercisable within 60 days.
                       --------------------------------------------------------
                        (7) SOLE DISPOSITIVE POWER
                            None
                      ---------------------------------------------------------
                        (8) SHARED DISPOSITIVE POWER
                            442,474 shares (see remark in Item 6)
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     442,474 shares (see remark in Item 6)
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     2.9%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
     HC
-------------------------------------------------------------------------------

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Fee Enclosed / / or Amendment No. 2

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ITEM 1     (a)  NAME OF ISSUER: Sylvan Learning Systems, Inc.
-------------------------------------------------------------------------------
           (b)  ADDRESS OF ISSUER'S PRINCIPAL OFFICES:
                9135 Guilford Road
                Columbia, MD 21046
-------------------------------------------------------------------------------
ITEM 2     (a)  NAME OF PERSON FILING:   The St. Paul Companies, Inc.
                                         (see Schedule A)
-------------------------------------------------------------------------------
           (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                385 Washington Street
                St. Paul, MN 55102
-------------------------------------------------------------------------------
           (c)  CITIZENSHIP: Minnesota corporation
-------------------------------------------------------------------------------
           (d)  TITLE OF CLASS OF SECURITIES: Common
-------------------------------------------------------------------------------
           (e)  CUSIP NUMBER: 871399101
-------------------------------------------------------------------------------
ITEM 3.    This statement is filed pursuant to Rule 13d-1(b).
           (g)   /X/ Parent Holding Company
-------------------------------------------------------------------------------
ITEM 4.    OWNERSHIP

           (a) Amount beneficially owned: The St. Paul Companies, Inc., through its wholly owned subsidiary, St. Paul Fire and
                Marine Insurance Company (F&M), beneficially owns 442,474 shares of common stock by virtue of F&M's ownership of
                434,974 shares of Common Stock, and Options to purchase
                7,500 shares of Common Stock, all of which are exercisable within 60 days.
           --------------------------------------------------------------------
           (b) Percent of Class: The shares reported in Item 4(a), above, constitute 2.6% of the outstanding common shares of the
                Issuer.
           --------------------------------------------------------------------
           (c)  Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: none
                ---------------------------------------------------------------
                (ii)  Shared power to vote or direct the vote: 442,474
                      (see remark in Item 4(a) above)
                ---------------------------------------------------------------
                (iii) Sole power to dispose or direct the disposition: none
                ---------------------------------------------------------------
                (iv)  Shared power to dispose or direct the disposition:
                      442,474 (see remark in Item 4(a) above)
-------------------------------------------------------------------------------
ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           /X/ The reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.
-------------------------------------------------------------------------------
ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON



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           Not Applicable
-------------------------------------------------------------------------------
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           St. Paul Fire and Marine Insurance Company is an Insurance
           Company under Reg. 240.13d-1(b)(1)(ii)(C)
-------------------------------------------------------------------------------
ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable
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ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable
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ITEM 10.   CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 12, 1996



                                   ------------------------------------------
                                   Bruce A. Backberg
                                   Title: Vice President & Corporate Secretary

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                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                               Schedule 13G

                          EXHIBIT A - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission the The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.